ferrovial

FERROVIAL N.V. ("FERROVIAL" OR THE "COMPANY") ANNOUNCES TRANSACTIONS UNDER THE SHARE REPURCHASE PROGRAM

Amsterdam, 13 October 2026

Ferrovial (Ticker: "FER") refers to the announcement dated 12 December 2025, regarding the implementation of a repurchase program for its own shares (the "**Program**"), and the announcement dated 14 September 2026 regarding the extension of the Program's duration.

The Company reports that, during the period from 5 to 9 October 2026, it has carried out the following transactions under the Program.

Date	Security	Trading venue	Number of shares purchased	Weighted Average Price (€)
05/10/2026	FER	US trading venues	60,000	46.18
06/10/2026	FER	US trading venues	65,000	45.68
07/10/2026	FER	US trading venues	65,000	45.28
08/10/2026	FER	US trading venues	65,000	44.66
09/10/2026	FER	US trading venues	65,000	44.66
Total			**320,000**	**45.28**

Detailed information on the individual shares purchase transactions carried out in the above-mentioned period can be found at www.ferrovial.com/en/ir-shareholders/financial-information/inside-information-and-other-relevant-information/ferrovial-se-share-buy-back-program-transactions/.

Within the framework of the Program, since its beginning up to and including 9 October 2026, the Company has repurchased a total of 7,310,574 shares for a total amount of 411,131,171.63 euro.

Note: The Bloomberg closing EUR-USD exchange rate has been applied to determine the EUR countervalue of USD transactions.

About Ferrovial

Ferrovial is a leading global infrastructure company transforming highways, airports, and energy around the world. Its distinctive integrated business model supports the entire lifecycle of complex projects, from design and financing to construction, operation and maintenance. Ferrovial has a global presence and employs more than 22,500 people worldwide. North America is Ferrovial's growth engine, where it developed and is currently operating five Express Lanes across Texas, North Carolina and Virginia, and is managing the 407 ETR highway in Toronto, Canada. Ferrovial is also leading the development of the New Terminal One at JFK International Airport. Ferrovial shares trade under the ticker symbol FER on two stock markets: Nasdaq in the U.S. (included in Nasdaq100 Index) and the Spanish Stock Exchanges (included in IBEX35). Ferrovial is included in globally recognized sustainability indices such as the Dow Jones Best-in-Class Index.

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